UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America's Car-Mart, Inc.

File No. 000-14939 - CF#28103

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America's Car-Mart, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 12, 2012.

Based on representations by America's Car-Mart, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1	through March 12, 2022
Exhibit 4.16	through March 12, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel